Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, Massachusetts 01852

August 23, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Aisha Adegbuyi

Re: Enterprise Bancorp, Inc.
Registration Statement on Form S-3/A (File No. 333-273842)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enterprise Bancorp, Inc., a Massachusetts corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-3/A (File No. 333-273842) be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Standard Time, on Friday, August 25, 2023, or as soon thereafter as practicable.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (214) 468-3575 with any questions or comments. In addition, please notify Mrs. Whitaker via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

Enterprise Bancorp, Inc.

By: /s/ Joseph R. Lussier
Joseph R. Lussier
Executive Vice President, Treasurer
and Chief Financial Officer

cc: Beth A. Whitaker, Hunton Andrews Kurth LLP